Exhibit 12.1

			VI Acquisition Corp.
	Year ended		Year ended		Year ended
	November 2,		November 3,		October 28,
(In thousands)	2006		2005		2004

Fixed Charges:
Add:
Interest capitalized and expensed	$28,832		$27,805		$25,702
Amortized premiums, discounts and capitalized expenses related to indebtedness	1,144		1,146		5,373
Estimate of interest expense within rental expense	7,898		6,404		6,009

Total fixed charges	$37,874		$35,355		$37,084

Earnings:
Add:
Pre-tax income (loss) from continuing operations	$(11,328)		$3,601		$(5,437)
Fixed charges	37,874		35,355		37,084
Subtract:
Interest capitalized	379		457		193

Total earnings	$26,167		$38,499		$31,454

Ratio of earnings to fixed charges	—	(1)	1.1	(1)	—

Amount by which earnings were insufficient to cover fixed charges	$11,707		$—		$5,630

(1) For the referenced periods, the ratio of earnings to fixed charges was less that 1.0. As a result, we have disclosed a calculation of the coverage deficiency.

Interest expense	29,976	28,951	26,787
Less amortization of financing costs and OID	1,144	1,146	1,085

	28,832	27,805	25,702

Amortized premiums, discounts and capitalized expenses related to indebtedness

Amortization of financing costs and OID	1,144	1,146	1,085
Deferred finance charge write-off	—	—	4,288
	1,144	1,146	5,373

Rent expense w/o FMV (a)	23,277	18,343	17,387
+ sublease rent income	1,255	1,463	1,458
- straight line rents	(1,297)	(960)	(1,356)
+ straight line rents restatement	460	367	541
	23,695	19,213	18,030

Estimated interest factor	0.3333	0.3333	0.3333

Estimated interest in rents	7,898	6,404	6,009

Calced fixed charge coverage ratio	0.7	1.1	0.8